Filed by Global Net Lease, Inc.

Commission File No. 001-37390

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: American Realty Capital Global Trust II, Inc.

Commission File No. 000-55624

The following is a script of an earnings conference call held by Global Net Lease, Inc. (“GNL”) to discuss its financial results for the quarter ended September 30, 2016.

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, GNL and American Realty Capital Global Trust II, Inc. (“Global II”) filed a joint proxy statement/prospectus with the SEC on November 8, 2016. BOTH GNL’S AND GLOBAL II’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by GNL and Global II with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by GNL with the SEC are also available free of charge on GNL’s website at www.globalnetlease.com and copies of the documents filed by Global II with the SEC are available free of charge on Global II’s website at www.arcglobal2.com.

GNL Third Quarter 2016 Earnings Conference Call

Operator

Good morning and welcome to the Global Net Lease Third Quarter 2016 earnings call.

All participants will be in listen-only mode.

After today's presentation, there will be an opportunity to ask questions.

Please note, this call is being recorded.

I would now like to turn the conference over to Mr. Matthew Furbish, GNL’s Vice President of Investor Relations.

Please go ahead.

****************************************************

Matthew Furbish

Thank you, Operator.

Good morning everyone and thank you for joining us to review Global Net Lease’s earnings for the third quarter 2016.

With me today is:

•	Scott Bowman – GNL’s President & Chief Executive Officer

•	And Tim Salvemini – GNL’s Chief Financial Officer, Treasurer, and Secretary

This morning's call is being webcast on our website at globalnetlease.com in the Investor Relations section.

Before I turn the call over to Scott, I would like to remind everyone that certain statements and assumptions in this earnings call which are not historical facts will be forward-looking and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

These forward looking statements are subject to certain assumptions and risks factors which could cause GNL’s actual results to differ materially from these forward-looking statements. The risk factors that could cause these differences are more fully discussed in our filings with the SEC.

In addition, the forward-looking statements included in this conference call are only made as of the date of this call and, as stated in our SEC reports, GNL disclaims any intent or obligation to update or revise these forward-looking statements, except as expressly required by law.

Finally, all references to per share earnings including Funds from Operations, Core-Funds from Operations, and Adjusted Funds from Operations are on a basic and diluted weighted average share basis.

Now I would like to turn the call over to GNL’s CEO, Scott Bowman. Scott?

Scott Bowman

Thank you, Matt.

Good morning everyone and thank you for joining GNL’s third quarter 2016 earnings call.

I’ll begin with a review of our operating results and highlights for the quarter, and update everyone on the progress we’ve made with our previously announced asset recycling program. Tim Salvemini, our CFO, will then provide detail around our financial performance.

Before we discuss the results for the quarter, let me first say that I am happy to announce that on November 8th, we received SEC approval to go effective with the merger proxy statement for our acquisition of American Realty Capital Global Trust II, or Global Trust II. We are limited in what we can say today about this transformative transaction that will create a premier global net lease REIT, however, I will share a few brief remarks later in the call.

Now, on to the results for the quarter.

We are pleased to report another strong quarter of results, growing Net Operating Income to $49 million, up 4.6% year-over-year, and AFFO to $0.20 per share, up 15.7% year-over-year. These results were generated by the strong underlying cash flows from our best-in-class portfolio of primarily mission critical assets, leased to largely investment grade tenants on long-duration leases.

We remain focused on managing our balance sheet; reducing leverage, and strengthening our liquidity, all intended to position the company well for long-term success. We continued our efforts in Q3 to enhance our debt metrics in preparation for future Rating Agency discussions. Through proceeds from our asset recycling program and free cash flow from operations, we continue to pay down our corporate credit facility. As of September 30, our interest coverage ratio was 5.3 times, our net debt to EBITDA was 6.6 times, and we have nearly $120 million in dry powder.

Since we last updated you on our second quarter earnings call, we have made considerable progress on our asset recycling program. As of September 30, we completed the sale of 3 properties for $13.9 million at an average cash cap rate of 6.6%, and since the end of Q3, we have sold an additional 27 properties for $44.5 million at an average cash cap rate of 6.54%. This brings total sales for the asset recycling program since the beginning of the third quarter to 30 properties sold generating $58.4 million proceeds at an average cash cap rate of 6.55%.

As we have previously stated, the focus of our asset recycling program is to refine our high quality global real estate portfolio, which includes fine tuning certain portfolio concentrations. Specifically, our recent property sales brought down exposure to dollar stores and big box retail, as well as eliminated certain assets that are outside of our core-portfolio focus; as an example, we’ve closed on the sale of our only two medical office facilities.

Our property portfolio remains best-in-class in terms of the quality of our assets, the percent of our investment grade tenancy, and our geographic mix. As of quarter end, key metrics for the portfolio were:

•	100% occupancy;
•	61% US and 39% Western European properties, based on NOI;
•	86 tenants across 32 industries in 5 countries;
•	The property mix, based on NOI, includes 53% Office, 31% Industrial / Distribution, and 16% Retail;
•	And our top ten tenants comprise 35% of our NOI;

Turning to our tenant base, which remains a pillar of GNL’s differentiated strategy, as of September 30, 70.4% of our portfolio’s NOI was derived from investment grade or implied investment grade rated tenants, amongst the highest in our net lease peer group. At quarter end, our weighted average remaining lease term was 10.5 years with 90.1% of our leases by NOI possessing contractual rent increases which are tied to both fixed and / or index escalators.

Before I turn it over to Tim, I would like to make a few comments regarding Europe. We continue to feel good about our positioning in Western Europe. In fact, we’ve seen markets in the Eurozone experience tightening cap rates and continued real estate capital inflows. Additionally, with the low cost of debt, which continues to provide large spreads to acquisition cap rates, Europe remains an attractive investment environment.

As it relates to recent volatility in Europe, let me remind you that the GNL portfolio was built with rigorous underwriting standards on a foundation of mission critical assets on long duration leases to largely investment grade tenants. This is married with a three-part hedging program designed to mitigate risk of currency fluctuations between foreign currency and the US dollar. This program is core to GNL and includes asset liability matching to protect portfolio asset values, FX forwards and other instruments to hedge operating cash flows, and finally, interest rate swaps.

With regard to our UK portfolio, we have a weighted average remaining lease duration of 14 years and 84% of our UK tenants are designated investment grade or implied investment grade. This positions us well to withstand short term volatility in the UK.

My final point before I turn it over to Tim is that I’d like to remind everyone that because 77% of our debt is denominated in either Euro or Pound Sterling, GNL is well positioned to minimize the effects of a potential rising rate environment in the US.

Now, let me turn it over to Tim.

Tim Salvemini

Thank you Scott and good morning everyone.

As you saw in our press release yesterday afternoon, we posted another strong quarter of operating results, which were driven by our stable and transparent underlying cash flows from our premier single-tenant global net lease portfolio. We continue to focus on the quality of our balance sheet and transparency of our cash flows, as we build GNL into a premier global net lease REIT.

Now, let me walk you through our financial results and provide detail on our balance sheet, liquidity, and hedging program.

For the quarter, we reported:

•	Net Income attributable to stockholders of $8.9 million, or $0.05 per share, a year-over-year increase of 64.6%;
•	Net Operating Income of $49.1 million, a year-over-year increase of 4.6%;
•	NAREIT defined Funds from Operations of $30.9 million, or $0.18 per share;
•	Core Funds from Operations of $33.4 million, or $0.20 per share;
•	And Adjusted Funds from Operations of $33.1 million, or $0.20 per share, a year-over-year increase of 15.7%

A reconciliation of GAAP net income to the non-GAAP measures can be found starting on page nine of our earnings release, as well as other GAAP financial information.

In the third quarter, we maintained our cash distribution at an annualized rate of $0.71 per share resulting in a payout ratio of 90% based on our third quarter AFFO.

Now, let’s turn to our balance sheet. We continue to focus on maintaining a strong balance sheet and, over the quarter, paid down our credit facility. On September 30, the company had total combined net debt of $1.1 billion, including $508.5 million of outstanding mortgage debt. Our enterprise value was $2.5 billion based on the September 30th closing price of $8.16, resulting in a net debt to enterprise value of 44.8%.

We remain focused on actively managing our debt, which along with the impact of movement in foreign exchange rates, has lowered our annualized Net Debt to adjusted EBITDA to 6.6 times in Q3 from 6.7 times in Q2.

As of September 30, 2016, the Company’s total combined debt carried a weighted average interest rate of 2.7%, consisting of approximately 63% fixed rate and 37% floating rate debt, and an interest coverage ratio of 5.3 times. Our outsized spreads between cost of debt and acquisition cap rates is inherent in our ability to source low rate debt in either the US or Western Europe, and positions us to invest opportunistically through market cycles on both sides of the Atlantic.

As of September 30, $847 million or 77% of our outstanding debt is denominated in either Euro or Pound Sterling. Our debt consists of both local mortgage loans and a company-level revolving credit facility. Given that we have less than 30% US dollar denominated loan exposure, we are less exposed to a rising interest rate environment in the US.

As of September 30, the Company had $50.3 million of cash and cash equivalents and $69 million available under its corporate revolving credit facility. And just to remind everyone, we have another extension of our credit facility available to us in July 2017, which would extend the facility to July 2018.

Now, let’s turn to our hedging program. As part of our strategy to manage risk, we have a comprehensive hedging program in place, which consists of three main components. First, we manage currency risk on net operating cash flow from foreign currency into US dollar with the use of FX forwards and other hedging instruments. Second, we mitigate the impact of currency fluctuations to the value of our assets through asset-liability matching. And third, we hedge interest rate movement through the use of interest rate swaps on our floating rate debt.

The first component of our hedging program utilizes FX forwards and other hedging instruments designed to minimize the impact of exchange rate volatility on our earnings. We actively manage these instruments and have contracts in place through 2019 to mitigate foreign currency risk and manage cash flows. We continue to evaluate and manage our exposure on a quarterly basis.

The second component of our hedging strategy is the use of asset-liability matching to hedge the value of our European portfolio. This program strives to match the underlying asset value in borrowings in the same currency, allowing the two to move in concert with changes in exchange rates, providing a natural hedge.

The last component of our hedging program is the use of interest rate swaps. These instruments mitigate the effect of interest rate movements on our floating rate debt. As of September 30th, 63% of our debt is rate hedged with interest rate swaps, allowing it to effectively act in the same manner as fixed rate debt.

From an economic perspective, our hedging program has been effective in minimizing risk associated with currency volatility in European markets. Through the use of our three-part hedging strategy, as well as our stringent acquisition underwriting standards, we were able to navigate recent short term uncertainty and mitigate the effect of foreign currency fluctuations on our net operating cash flow.

I will now turn the call back over to Scott.

Scott Bowman

Thank you, Tim.

Before we take questions, I would like to reiterate a few points.

We are happy to have reported another solid quarter of earnings.

GNL maintains its consistent focus on fine tuning and building a best in class portfolio of high quality, mission critical assets, as well as maintaining a strong balance sheet, to best position the company for long term success.

We are well positioned in our target markets, and believe our competitive advantages will result in building long term shareholder value. To reiterate, GNL’s strategic advantages are:

•	GNL is a “pure play” real estate company, focused exclusively on equity investments in properties;
•	Our investment strategy affords us the flexibility to invest in the US and in Western Europe;
•	Our portfolio is built on long duration leases to predominantly investment grade tenants;
•	We have the ability to access capital markets in both the US and Europe;
•	Our strong management teams are resident on both sides of the Atlantic.

Returning to the transaction to acquire Global Trust II. We believe the quality of the Global Trust II portfolio, and the added size and scale, better position GNL for future success.

The final proxy statement is currently being printed and mailed and should be received by investors in the coming days. We will also be hosting a series of webinars that will further inform our shareholders on this transaction. We expect this accretive transaction to close around year-end.

This concludes our prepared remarks and we are now happy to open up the call for your questions. While we wait for calls to come in, I’d like to just remind everyone that we will be limited in what we can say today with regard to the Global Trust II transaction.

And now we can proceed with questions. Operator?

[Q and A Session to take place.]